Exhibit 21

SUBSIDIARIES OF REGISTRANT

     The following are direct wholly-owned subsidiaries of the registrant:

NAME	STATE OF ORGANIZATION

Ladenburg Thalmann & Co. Inc.	Delaware
Ladenburg Thalmann Asset Management Inc.	New York
Investacorp, Inc.	Florida
Investacorp Advisory Services Inc.	Florida
Triad Advisors, Inc.	Florida

     Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.